SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2012
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

EXCERPT OF THE MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON MARCH 26, 2012, DRAWN UP IN SUMMARY FORMAT.

Publicly-held Company

Company Registry (NIRE): 35300396090

1.         Date:               March 26, 2012

2.         Time:              2 p.m.

3.         Venue:            Avenida Brigadeiro Faria Lima, 3400 – 20° andar.

4.         Attendance:    Benjamin Steinbruch, Jacks Rabinovich, Antonio Francisco dos Santos, Yoshiaki Nakano and Gilberto Sayão da Silva – Board members and Cláudia Maria Sarti – General Secretary of the Board of Directors.

6.         Matters Discussed:  6.1 – Issuance of Promissory Notes.  The Board of Directors approved the Issuance and the Restricted Offering, which will have the following characteristics and conditions: (i) Issuance Number: First (1st) issuance of promissory notes by the Company; (ii)  Total Issuance Amount. The total issuance amount will be eight hundred million reais (R$800,000,000.00) on the Issuance Date of the promissory notes (as defined below); (iii) Number. Forty (40) Promissory Notes will be issued; (iv) Nominal Unit Value and Adjustment of the Nominal Unit Value. The Promissory Notes will have a Nominal Unit Value of twenty million reais (R$20,000,000.00) on the Issuance date (as defined below) (“Nominal Unit Value”). The Nominal Unit Value of the Promissory Notes will not be restated or adjusted by any index; (v) Number of Series. The Issuance will be made in a single series; (vi) Allocation of Proceeds. The net proceeds of the Issuance and the Restricted Offering, less commissions due to the broker and other expenses to be paid by the Company, will be fully allocated to extending the Company’s debt profile; (vii)  Form and Proof of Ownership.   The Promissory Notes will be physically issued as instruments and will be deposited in the agent bank to be hired by the Company, as defined in the Manual de Normas de Nota Comercial (Manual of Rules for Commercial Notes) (NOTA) of the CETIP S.A. - Organized Over-the-Counter Market (“CETIP”).  For all legal purposes, ownership of the Promissory Notes will be attested to by the physically issued instrument. In addition, for the Promissory Notes held under electronic custody by the CETIP, the CETIP will issue a statement on behalf of the respective owner, which will also function as Proof of Ownership; (viii) Price and Form of Subscription and Payment. The Promissory Notes will be subscribed at their Nominal Unit Value. Subscription and payment of the Promissory Notes will be made pursuant to CETIP procedures through the Distribution Model – SDT. The Promissory Notes will be paid in cash, at the moment of subscription, in current domestic currency and in accordance with CETIP procedures; (ix) Placement and Distribution Plan. The Promissory Notes will be the object of a public offering with restricted placement efforts, pursuant to CVM Instruction 476/09, under a firm placement guarantee, provided by BB – Banco de Investimento S.A. (“Lead Coordinator”) targeting qualified investors, as defined in article 109 of CVM Instruction 409, of August 18, 2004, as amended, and pursuant to article 4 of CVM Instruction 476/09; (x)  Registration for Distribution and Trading. The Promissory Notes will be distributed through the Distribution Module – SDT, managed and operated by the CETIP. The Promissory Notes will be registered for secondary trading in the CETIP21, managed and operated by the CETIP, respecting the prohibition on trading for ninety (90)

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days, in article 13 of CVM Instruction 476/09, with financial settlement and electronic custody provided by the CETIP; (xi)  Issuance Date of Promissory Notes. The issuance date will be the effective date of subscription and payment of the Promissory Notes (“Issuance Date”); (xii)  Effective Period. The Promissory Notes will mature in up to one hundred and eighty (180) days as of the Issuance Date ("Maturity Date"); (xiii) Yield. Compensatory interest corresponding to one hundred and five point eight percent (105.8%) of the accumulated variation of the average daily rates of interbank deposit rate, DI rate over extra group, expressed as an annual percentage, based on two hundred and fifty-two (252) working days, calculated and disclosed by the CETIP in the daily bulletin available on their website (www.cetip.com.br), will be levied on the nominal Unit Value. The Compensatory Interest will be calculated in an exponential and cumulative form, proportional to the number of working days elapsed, on the Nominal Unit Value of each Promissory Note from the Issuance Date, inclusive, to the payment date, in accordance with the criteria defined in the Caderno de Fórmulas de Notas Comerciais e Obrigações (Booklet of Formulas for Commercial Notes and Obligations) – CETIP21, available on the CETIP’s website (www.cetip.com.br). The Compensatory Interest will be paid in a single installment, on the Maturity Date, on the date of early settlement resulting from early maturity or on the date of early redemption of the Promissory Notes; (xiv) Payment of Principal. The Nominal Unit Value of the Promissory Notes will be paid in a single installment, on the Maturity date, on the date of early settlement resulting from early maturity or on the date of early redemption of the Promissory Notes; (xv) Guarantees / Suretyship.  The Promissory Notes will not have any guarantees or suretyships; (xvi) Early Maturity. The maturity of the Promissory Notes may be anticipated, requiring the immediate payment by the Company of the Nominal Unit Value plus Compensation, calculated proportionally until the effective payment date, in addition to the other charges due in early maturity situations to be established in the instruments of the Promissory Notes; (xvii) Voluntary Early Redemption.  The Company reserves the right to undertake the early redemption of all the Promissory Notes, at any time, at its sole discretion ("Voluntary Early Redemption"), in accordance with CVM Instruction 134 of November 1, 1990, in particular article 7, paragraph 2, and under the terms to be established in the instruments of the Promissory Notes, provided that the payment of said redemption be made solely with proceeds from the public offering of debentures, with restricted placement efforts, with BB – Banco de Investimento S.A. as a Lead Coordinator. The Voluntary Early Redemption will be made through the payment of Nominal Unit Value plus Yield, calculated proportionally from the Issuance Date to the effective date of the Voluntary Early Redemption, with no additional premium. If the Promissory Notes are registered in the CETIP, the early redemption will be performed in accordance with the procedures adopted by it; (xviii) Default Charges. The default charges of the Promissory Notes are defined in its instruments; (xix) Place of Payment. The payments related to the Promissory Notes will be effected in accordance with the procedures adopted by the CETIP for promissory notes held under electronic custody in the CETIP21. If the Promissory Notes are not linked to the CETIP21, the payments will be made directly to the owners of the Promissory Notes at the Company’s headquarters; (xx) Additional Obligations of the Company. The Company undertakes to fully comply with article 17 of CVM Instruction 476/09, as applicable, in addition to the obligations defined in the instruments of the Promissory Notes; (xxi) Registration of the Issuance with the CVM. The Issuance is automatically exempt from distribution registration with the CVM, pursuant to article 6 of CVM Instruction 476/09; and (xxii) Term Extension. The terms related to the payment of any obligation related to the Promissory Notes will be considered as extended until the first subsequent working day if the maturity date is a national, municipal (in the city where the Company is headquartered) or bank holiday, with no additions to the amounts payable, except in the cases in which payments must be made through the CETIP, in which case, the term will only be extended when the payment date is a Saturday, a Sunday or a national holiday; 6.1.1. –

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Authorization to the Board of Executive Officers. The members of the Board of Executive Officers are hereby authorized to take any and all measures necessary to implement this resolution and may, pursuant to the Company’s bylaws, (i) define and approve the content of the instruments of the Promissory Notes and other documents related to the Issuance, pursuant to the conditions in item 6.1 above; (ii) take any and all measures necessary to sign the instruments of the Promissory Notes; (iii) take any and all measures necessary to hire the Lead Coordinator, agent bank, legal counsel, notes agent and other institutions that may be necessary to undertake the Issuance, establishing their respective fees; and (iv) publish and register the corporate documents with the competent authorities and take any and all necessary measures before the CETIP or any bodies or agencies.

This is a free English translation of the minutes filed at the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti

General Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: April 03, 2012

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.